Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Monroe Bancorp
SEC Registration Statement No.: 333-170151
On November 17, 2010, the executive officers of Old National Bancorp made a presentation to analysts and institutional investors at Old National's 2010 Analyst and Investor Conference in Indianapolis, Indiana. The following slides are excerpts from that presentation and relate to Old National’s pending acquisition of Monroe Bancorp.
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Monroe Bancorp Dominant market share Above average growth Meets financial targets Leverage infrastructure Fair based on benefit to shareholders Competitive In market cost saves $.03 - $.04 per share in 2011* 7% - 8% thereafter No revenue synergy assumed 1/1/11 close target Systems-2nd quarter 19 teams-going well Why? Financial Benefit Price Integration *After one-time charges 15
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Next Steps Integration of Monroe Close target 1/1/11 System conversion target 5/14/11 Simple, Easy, Fast Platform Account Opening Redesign Elimination of forms, prefilling fields, prompting for other account openings for debit cards, check orders, opt in selections, etc. 78
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Improve Earnings
Back to Basics High Performance Peer Group

OLD NATIONAL BANCORP

- **Acquisition of Monroe Bancorp-driver of improved performance**

2010 Analyst / Investor Conference

134

Improve Earnings Back to Basics High Performance Peer Group Acquisition of Monroe Bancorp-driver of improved performance Back To Basics Metric Impact from Monroe Acquisition Total Deposits/Office Efficiency Ratio Total Revenue/FTE Total Deposits/FTE 134
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Additional Information for Shareholders
In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Old National and Monroe have mailed the definitive Proxy Statement/Prospectus to shareholders of Monroe (which mailings were first made on or about November 15, 2010). Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statements
This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations), ability of Old National to execute its business plan (including the proposed acquisition of Monroe Bancorp), changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of Old National’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this presentation and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.